EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2013, 2012, 2011, 2010 and 2009
(in thousands of dollars except for ratios)
(Unaudited)

	2013		2012		2011		2010		2009
Earnings:
Income from continuing operations before income taxes	$1,251,319	(a)	$1,015,579	(b)	$962,845	(c)	$808,864	(d)	$671,131	(e)
Add (Deduct):
Interest on indebtedness	91,514		98,509		94,780		97,704		91,336
Portion of rents representative of the interest factor (f)	7,821		8,139		7,734		7,472		8,294
Amortization of debt expense	1,115		1,245		1,149		1,139		970
Amortization of capitalized interest	2,272		1,660		1,835		1,478		1,354
Adjustment to exclude minority interest and income or loss from equity investees	(2,324)		(12,950)		(5,817)		(8,183)		(5,614)

Earnings as adjusted	$1,351,717		$1,112,182		$1,062,526		$908,474		$767,471

Fixed Charges:
Interest on indebtedness	$91,514		$98,509		$94,780		$97,704		$91,336
Portion of rents representative of the interest factor (f)	7,821		8,139		7,734		7,472		8,294
Amortization of debt expense	1,115		1,245		1,149		1,139		970
Capitalized interest	1,744		5,778		7,814		2,116		2,640

Total fixed charges	$102,194		$113,671		$111,477		$108,431		$103,240

Ratio of earnings to fixed charges	13.23		9.78		9.53		8.38		7.43

NOTES:

(a)	Includes total business realignment and impairment charges of $19.1 million before tax.

(b)	Includes total business realignment and impairment charges of $83.8 million before tax.

(c)	Includes total business realignment and impairment charges of $49.2 million before tax and a gain on sale of trademark licensing rights of $17.0 million before tax.

(d)	Includes total business realignment and impairment charges of $98.6 million before tax.

(e)	Includes total business realignment and impairment charges of $99.1 million before tax.

(f)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.